Exhibit 99.3
Consulting Agreement with Earthquake Media


                              CONSULTING AGREEMENT

         Please accept this letter as confirmation of the issuance of shares to Earthquake Media, Inc. (herein referred to as "the Consultant") by Multi Media Tutorial Services, Inc. (herein referred to as "the Company") for consulting services previously rendered.

         1. The Consultant has performed marketing and advertising services for the Company.

         2. In return for said services, the Company is indebted to the Consultant in the amount of $70,000.

         3. In lieu of making a cash payment to the Consultant, the Company has agreed to issue 500,000 shares of common stock. Said shares shall be registered in the Company's next S-8 filing.


Multi Media Tutorial Services, Inc.

By: /s/ Barry Reichman
Barry Reichman
President and CEO